UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

ASIAINFO-LINKAGE, INC.

(Name of Issuer)

ASIAINFO-LINKAGE, INC.

SKIPPER LIMITED

SKIPPER ACQUISITION CORPORATION

SKIPPER HOLDINGS LIMITED

SKIPPER INVESTMENT LIMITED

POWER JOY (CAYMAN) LIMITED

CITIC CAPITAL MB INVESTMENT LIMITED

CITIC CAPITAL (TIANJIN) EQUITY INVESTMENT LIMITED PARTNERSHIP

ALPINVEST PARTNERS CO-INVESTMENTS 2011 II C.V.

ALPINVEST PARTNERS CO-INVESTMENTS 2012 I C.V.

ALPINVEST PARTNERS CO-INVESTMENTS 2012 II C.V.

CPECHINA FUND L.P.

QATAR HOLDING LLC

AL GHARRAFA INVESTMENT COMPANY

ELLINGTON INVESTMENTS PTE. LTD.

CBC TMT III LIMITED

INNOVALUE CAPITAL LTD.

EDWARD TIAN

JEAN QIN KONG

PACIFICINFO LIMITED

JIAN (JAMES) DING

NEW MEDIA CHINA INVESTMENT I, LTD.

STEVE ZHANG

JUN (MICHAEL) WU

YADONG JIN

GUOXIANG LIU

(Name of Persons Filing Statement)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

04518A104

(CUSIP Number of Class of Securities)

AsiaInfo-Linkage, Inc. 4th Floor, Zhongdian Information Tower 6 Zhongguancun South Street, Haidian District Beijing 100086, China Attn: Deborah Lv Tel: +86 10 8216 6688

Skipper Limited

Skipper Acquisition Corporation

Skipper Holdings Limited

Skipper Investment Limited

Power Joy (Cayman) Limited

CITIC Capital MB Investment Limited

CITIC Capital (Tianjin) Equity Investment Limited
Partnership
c/o CITIC Capital Partners Management Limited
28/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Attn: Vicki Hui, Venus Lam, Zhen Ji
+852 3710 6888

Edward Tian Jean Qin Kong PacificInfo Limited Unit 906, Level 9, Cyberport 2 100 Cyberport Road Hong Kong +852 2122 8400	CPEChina Fund L.P. c/o CITIC PE Advisors (Hong Kong) Limited Suite 606, 6/F One Pacific Place 88 Queensway Hong Kong Attn: Cindy Chan +852 3798 0096

Qatar Holding LLC Al Gharrafa Investment Company Q-Tel Tower, 8th Floor Diplomatic Area Street, West Bay P.O. Box 23224, Doha, QATAR Attn: Haywood Blakemore +974 4499 5883	Ellington Investments Pte. Ltd. 60b Orchard Road, #06-18, Tower 2, The Atrium@Orchard Singapore 238891 Attn: Mukul Chawla; Yiran Liu +65 6828 6828

AlpInvest Partners Co-Investments 2011 II C.V.

AlpInvest Partners Co-Investments 2012 I C.V.

AlpInvest Partners Co-Investments 2012 II C.V.

c/o AlpInvest Partners Limited

Jachthavenweg 118, 1091 KJ

Amsterdam

The Netherlands

Attn: E.M.J. Thyssen, P.F.F. de van der Schueren

+31 20 540 7575

CBC TMT III Limited c/o China Broadband Capital Partners, L.P. Unit 906, Level 9, Cyberport 2 100 Cyberport Road Hong Kong Attn: Jian Jiang +852 2122 8400

Jian (James) Ding New Media China Investment I, Ltd. 28-7 Bishui Zhuangyuan, Changping District Beijing 102206 People’s Republic of China +86 10 5706 9898	InnoValue Capital Ltd. No. 113-3, Sec. 1 An-Ho Road Taipei 106 Taiwan, R.O.C. Attn: Pei-Chen Tsai +886 2 2700 6930 ext. 107

Steve Zhang

Jun (Michael) Wu

Yadong Jin

Guoxiang Liu

c/o AsiaInfo-Linkage, Inc.
4th Floor, Zhongdian Information Tower

6 Zhongguancun South Street, Haidian District

Beijing 100086, China

Tel: +86 10 8216 6688

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Shearman & Sterling 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong Attn: Paul Strecker, Esq. Fax: +852 2140 0338	DLA Piper LLP (US) 701 5th Ave., Suite 7000 Seattle, Washington 98104 Attn: Andrew D. Ledbetter, Esq. Fax: +1 206 494 1800	Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Hong Kong Attn: Mark J. Lehmkuhler, Esq. +852 2533 3300

Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004 People’s Republic of China Attn: Peter X. Huang, Esq. +86 10 6535-5599	Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong Attn: Gregory D. Puff, Esq. +852 3694 3010	Simpson Thacher & Bartlett ICBC Tower, 35/F 3 Garden Road Hong Kong Attn: Kathryn King Sudol, Esq. +852 2514 7622

Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Central Hong Kong Attn: Brian Schwarzwalder, Esq. +852 3664 6577	Baker & McKenzie 15th Floor, 168 Tun Hwa North Road Taipei 10548 Taiwan, R.O.C. Attn: Alex Chiang, Esq. Mark Tu, Esq. + 886 2 2715 7283	Cleary Gottlieb Steen & Hamilton LLP Al Sila Tower, 27th Floor Sowwah Square, P.O. Box 29920, Abu Dhabi, United Arab Emirates Attn: Gamal M. Abouali, Esq. +971 2 412 1720

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$763,301,776.89	US$104,114.36

*	Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on the sum of (A) 61,737,826 shares of common stock issued and outstanding as of June 30, 2013 (consisting of the 72,864,393 shares of common stock outstanding as of June 30, 2013 minus the shares owned by Rollover Stockholders and Power Joy (Cayman) Limited) multiplied by US$12.00 merger consideration, (B) 6,425,841 shares of common stock underlying outstanding options as of June 30, 2013 with an exercise price below US$12.00 per share multiplied by US$3.29 per share (which is the difference between the US$12.00 merger consideration and the weighted average exercise price of such options of US$8.71 per share), and (C) 108,904 shares of common stock underlying outstanding restricted stock units multiplied by US$12.00 per share.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$104,114.36

Form or Registration No.: Schedule 14A

Filing Party: AsiaInfo-Linkage, Inc.

Date Filed: July 23, 2013

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) AsiaInfo-Linkage, Inc., a Delaware corporation (the “Company”), the issuer of the registered shares of Company common stock, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Skipper Limited, a Cayman Islands company (“Parent”); (c) Skipper Acquisition Corporation, a Delaware corporation (“Merger Sub”); (d) Skipper Holdings Limited, a Cayman Islands company (“Holdco”); (e) Skipper Investment Limited, a Cayman Islands company (“CCP Co-Investment Co”); (f) Power Joy (Cayman) Limited, a Cayman Islands company (“Power Joy”); (g) CITIC Capital MB Investment Limited, a Cayman Islands company (“CITIC Capital MB”); (h) CITIC Capital (Tianjin) Equity Investment Limited Partnership, a People’s Republic of China (“PRC”) limited partnership (“CITIC RMB”); (i) AlpInvest Partners Co-Investments 2011 II C.V., a Netherlands limited partnership (“AlpInvest 2011 II”); (j) AlpInvest Partners Co-Investments 2012 I C.V., a Netherlands limited partnership (“AlpInvest 2012 I”); (k) AlpInvest Partners Co-Investments 2012 II C.V., a Netherlands limited partnership (“AlpInvest 2012 II” and, together with AlpInvest 2011 II and AlpInvest 2012 I, “Alpinvest”); (l) CPEChina Fund L.P., a Cayman Islands company (“CPEChina”); (m) Qatar Holding LLC, a Qatar company (“QH”); (n) Al Gharrafa Investment Company, a Cayman Islands company (“Al Gharrafa”); (o) Ellington Investments Pte. Ltd., a Singapore company (“Ellington”); (p) CBC TMT III Limited, a British Virgin Islands company (“CBC”); (q) InnoValue Capital Ltd., a British Virgin Islands company (“InnoValue”); (r) Mr. Edward Tian, a director of the Company (“Founder”); (s) Ms. Jean Qin Kong, the Founder’s spouse; (t) PacificInfo Limited, a British Virgin Islands company (“PacificInfo” and, together with the Founder and Ms. Kong, the “Founder Parties”); (u) Mr. Jian (James) Ding, a co-chairman of the Company; (v) New Media China Investment I, Ltd., a British Virgin Islands company (“New Media”); (w) Mr. Steve Zhang, the president and chief executive officer of the Company; (x) Mr. Jun (Michael) Wu, an executive vice president and the chief financial officer of the Company; (y) Mr. Yadong Jin, an executive vice president, the chief technology officer and the general manager of marketing of the Company; (z) and Mr. Guoxiang Liu, an executive vice president of the Company.

On May 12, 2013, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are currently beneficially owned by Power Joy. Immediately prior to the effective time of the merger, each of the Founder Parties, Jian (James) Ding, New Media and Steve Zhang (collectively, the “rollover stockholders”) will contribute the shares of Company common stock beneficially owned by them to Parent in exchange for newly issued ordinary shares of Holdco. Immediately prior to the effective time of the merger, Power Joy will contribute the shares of Company common stock owned by them to Parent in exchange for newly issued shares of Holdco. At the effective time of the merger, Parent and Merger Sub will be beneficially owned by Power Joy, CITIC RMB, AlpInvest, CPEChina, Al Gharrafa, Ellington, CBC, InnoValue, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the merger agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Annex A to the Proxy Statement.

Under the terms of the merger agreement, at the effective time of the merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the merger (other than the excluded shares and the dissenting shares) will be converted into the right to receive US$12.00 in cash without interest (the “merger consideration”). An “excluded share” is a share of Company common stock held (i) in the treasury of the Company or (ii) by Parent or any direct or indirect wholly owned subsidiary of Parent (including Merger Sub) immediately prior to the time at which the merger becomes effective, including each share of Company common stock to be contributed to Parent by the rollover stockholders in accordance with certain rollover agreements entered into by Parent and the rollover stockholders and each share of Company common stock to be contributed to Parent by certain other stockholders of the Company in accordance with certain additional rollover agreements, if any, which are entered into by such stockholders and Parent from the date of the merger agreement until the date that is two business days prior to the closing date of the merger. A “dissenting share” is a share of Company common stock held by a stockholder who is entitled to demand and properly demands appraisal of such share pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, as amended. The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the affirmative vote of the holders of a majority of the outstanding shares of Company common stock at the special meeting of the stockholders, or any adjournment or postponement thereof, in favor of the adoption of the merger agreement.

At the effective time of the merger, (i) each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier I employee, and (ii) 73.3% of each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier II employee, will be converted into an option to purchase a number of shares of Holdco equal to the number of shares subject to such options to purchase shares of Company common stock (or such applicable portion thereof in the case of a tier II employee). The exercise price of the option to purchase a share of Holdco will be equal to the excess of (x) the fair market value of a share of Holdco immediately following the effective time of the merger as determined by Parent in good faith over (y) the excess of the merger consideration over the per share exercise price of such existing options to purchase shares of Company common stock. The other terms and conditions of such options to purchase shares of Company common stock will continue to apply to the options to purchase shares of Holdco. A “tier I employee” refers to an employee of the Company with the title of vice president or a more senior title as of the date of the merger agreement. A “tier II employee” refers to an employee of the Company with the title of director as of the date of the merger agreement.

At the effective time of the merger, (i) 26.7% of each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by a tier II employee, and (ii) each outstanding and unvested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan and held by an employee of the Company who is neither a tier I employee nor a tier II employee, will be canceled in consideration of an award of restricted stock units (or in the case of a U.S. taxpayer, restricted stock) that provides for the issuance of a number of shares of Holdco. Such number of shares of Holdco will have an aggregate fair market value as of immediately after the effective time of the merger as determined by Parent in good faith equal to the excess of the merger consideration over the per share exercise price of such options to purchase shares of Company common stock, multiplied by the number of shares of Company common stock subject to such options. The awards of restricted stock units and restricted stock will have the same vesting and forfeiture provisions as applied to such options to purchase shares of Company common stock.

At the effective time of the merger, (x) each outstanding and vested option to purchase shares of Company common stock that was granted under the Company’s 2011 Stock Incentive Plan, and (y) each outstanding option, whether vested or unvested, to purchase shares of Company common stock that was granted under a stock plan of the Company other than the Company’s 2011 Stock Incentive Plan, will be canceled in consideration of, as soon as practicable after the effective time of the merger, (i) the right to receive a cash payment in an amount equal to the excess of the merger consideration over the per share exercise price of such options, or (ii) at the election of the holder of such options, the right to receive a number of shares of Holdco with an aggregate fair market value as of immediately following the effective time of the merger as determined by Parent in good faith equal to the excess of the merger consideration over the per share exercise price of such options, multiplied by the number of shares of Company common stock subject to such options, which will not be subject to any forfeiture restriction (but may be subject to a transfer restriction).

At the effective time of the merger, each outstanding restricted stock unit relating to a share of Company common stock that was granted under a stock plan of the Company will be converted into a restricted stock unit that provides for the issuance of a share of Holdco, which restricted stock unit shall be subject to the same vesting and forfeiture provisions as applied to such restricted stock unit relating to a share of Company common stock.

The treatment of Company options and Company restricted stock units described in the four immediately preceding paragraphs does not apply to any Company options or Company restricted stock units held by any director of the Company who is not a buyer group party. At the effective time of the merger, each outstanding option to purchase shares of Company common stock held by a director of the Company who is not a buyer group party, whether vested or unvested, will be canceled in consideration of the right to receive a cash payment in an amount equal to the excess of the merger consideration over the per share exercise price of such option, multiplied by the number of shares of Company common stock subject to such option. At the effective time of the merger, each outstanding restricted stock unit relating to a share of Company common stock held by a director of the Company who is not a buyer group party will be converted into the right to receive the merger consideration.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2	Subject Company Information.

(a) Name and Address. The information contained in the section of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “AsiaInfo-Linkage, Inc. common stock, par value US$0.01 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3	Identity and Background of Filing Person.

(a) Name and Address. AsiaInfo-Linkage, Inc. is the subject company. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “ANNEX J—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

(b) Business and Background of Entities. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “ANNEX J—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the sections of the Proxy Statement entitled “SUMMARY TERM SHEET RELATED TO THE MERGER—The Parties” and “ANNEX J—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON” IS INCORPORATED HEREIN BY REFERENCE.

Item 4	Terms of the Transaction.

(a) (1) Material Terms. Not applicable.

(a) (2) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Consortium for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT—Treatment of Common Stock, Company Options and Company Restricted Stock Units”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

“ANNEX I— DELAWARE GENERAL CORPORATION LAW SECTION 262”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Relationship Between Us and Buyer Consortium”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Consortium Agreement”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 6	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Consortium for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—LIMITED GUARANTEE

ANNEX C—LIMITED GUARANTEE

ANNEX D—LIMITED GUARANTEE

ANNEX E—LIMITED GUARANTEE

ANNEX F—LIMITED GUARANTEE

ANNEX G—PAYMENT AGREEMENT

Item 7	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Consortium for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Positions of the Buyer Consortium Regarding the Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Consortium for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Goldman Sachs, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER— Purposes and Reasons of the Buyer Consortium for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Certain Effects of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of Company Common Stock”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Treatment of Common Stock, Company Options and Company Restricted Stock Units”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 8	Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Goldman Sachs, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Positions of the Buyer Consortium Regarding the Fairness of the Merger”

ANNEX H—FINANCIAL ADVISOR OPINION

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Goldman Sachs, Financial Advisor to the Special Committee”

ANNEX H—FINANCIAL ADVISOR OPINION

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of Goldman Sachs, Financial Advisor to the Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX H—FINANCIAL ADVISOR OPINION

Item 10	Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

“THE MERGER AGREEMENT—Financing”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

ANNEX A—AGREEMENT AND PLAN OF MERGER

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

ANNEX A—AGREEMENT AND PLAN OF MERGER

Item 12	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Voting Agreement”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER— Positions of the Buyer Consortium Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of Our Board of Directors and Special Committee”

Item 13	Financial Statements.

(a) Financial Information. The audited consolidated financial statements of the Company for the year ended December 31, 2012 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2013 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro forma information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15	Additional Information.

(b) Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16	Exhibits.

(a)(1) Preliminary Proxy Statement of AsiaInfo-Linkage, Inc., incorporated by reference to the Schedule 14A filed with the SEC on July 23, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to Annex K to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated May 13, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 13, 2013.

(a)(5) Current Report on Form 8-K filed by the Company to the SEC on May 21, 2013 (incorporated herein by reference).

(a)(6) Press Release dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 24, 2013.

(b) Debt Commitment Letter by and among Merger Sub, Parent, Holdco, Power Joy (Cayman) Limited and, as mandated lead arrangers, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited, Maybank Investment Bank Berhad and Nomura International (Hong Kong) Limited and, as lenders, Bank of Taiwan, New York Branch, Cathay United Bank, LTD. Los Angeles Agency, ICBC International Holdings Limited, Maybank International (L) Ltd. and Nomura Special Investments Singapore Pte. Ltd., dated May 7, 2013, incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Power Joy, the Founder Parties, Jian (James) Ding, New Media and Steve Zhang with the SEC on May 14, 2013 (the “Joint Filing Schedule 13D”).

(c)(1) Opinion of Goldman Sachs (Asia) L.L.C., dated May 12, 2013, incorporated herein by reference to Annex H to the Proxy Statement.

(c)(2) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 21, 2012.

(c)(3) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated July 19, 2012.

(c)(4) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated November 14, 2012.

(c)(5) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 22, 2013.

(c)(6) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the special committee of the board of directors of the Company, dated May 12, 2013.

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated May 12, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee by Power Joy in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Limited Guarantee by CITIC Capital MB in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(4) Limited Guarantee by CPEChina in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex D to the Proxy Statement.

(d)(5) Limited Guarantee by CBC in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex E to the Proxy Statement.

(d)(6) Limited Guarantee by InnoValue in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex F to the Proxy Statement.

(d)(7) Payment Agreement by and among Ellington and the Company, dated May 12, 2013, incorporated herein by reference to Annex G to the Proxy Statement.

(d)(8) Equity Commitment Letter by Power Joy in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.4 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(9) Equity Commitment Letter by CITIC RMB in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.5 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(10) Equity Commitment Letter by CPEChina in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.6 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(11) Equity Commitment Letter by Al Gharrafa in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.7 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(12) Equity Commitment Letter by Ellington in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.8 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(13) Equity Commitment Letters by AlpInvest 2011 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.9 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(14) Equity Commitment Letters by AlpInvest 2012 I in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.10 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(15) Equity Commitment Letters by AlpInvest 2012 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.11 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(16) Equity Commitment Letter by CBC in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.12 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(17) Equity Commitment Letter by InnoValue in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.13 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(18) Rollover Agreement by and among the rollover stockholders, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.14 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(19) Voting Agreement by and among the Founder Parties, Jian (James) Ding, New Media, Steve Zhang, Jun (Michael) Wu, Yadong Jin, Guoxiang Liu, Parent, Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.15 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(20) Amendment Agreement by and among the parties to the Rollover Agreement and the Voting Agreement, dated June 17, 2013, incorporated by reference to Exhibit 99.23 to Amendment No. 1 to the Joint Filing Schedule 13D filed with the SEC on June 18, 2013.

(d)(21) Consortium Agreement by and among CCP Co-Investment Co, Holdco, Parent, Merger Sub, Power Joy, CITIC RMB, AlpInvest, CPEChina, Al Gharrafa, Ellington, CBC, InnoValue, CITIC Capital MB, the Founder and PacificInfo dated May 12, 2013, incorporated by reference to Exhibit 99.16 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex I to the Proxy Statement.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2013

ASIAINFO-LINKAGE, INC.

By:	/s/ Davin A. Mackenzie
Name:	Davin A. Mackenzie
Title:	Director

SKIPPER INVESTMENT LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER HOLDINGS LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

SKIPPER ACQUISITION CORPORATION

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

POWER JOY (CAYMAN) LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CITIC CAPITAL MB INVESTMENT LIMITED

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CITIC CAPITAL (TIANJIN) EQUITY
INVESTMENT LIMITED PARTNERSHIP

By:	/s/ Ji Zhen
Name:	Ji Zhen
Title:	Authorised Signatory

CPECHINA FUND, L.P.

BY:	CITIC PE ASSOCIATES, L.P.

BY:	CITIC PE FUNDS LIMITED

By:	/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Director

ALPINVEST PARTNERS CO-INVESTMENTS
2011 II C.V., as represented by its general partner AlpInvest Partners 2011 B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS
2012 I C.V., as represented by its general partner AlpInvest Partners 2012 I B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

ALPINVEST PARTNERS CO-INVESTMENTS
2012 II C.V., as represented by its general partner AlpInvest Partners 2012 II B.V., in its turn represented by AlpInvest Partners B.V., its managing director

By:	/s/ E.M.J. Thyssen
Name:	E.M.J. Thyssen
Title:	Managing Partner

By:	/s/ P.F.F. de van der Schueren
Name:	P.F.F. de van der Schueren
Title:	Chief Legal Officer

QATAR HOLDING LLC

By:	/s/ Ahmad Al-Sayed
Name:	Ahmad Al-Sayed
Title:	Authorized Signatory

AL GHARRAFA INVESTMENT COMPANY

By:	/s/ Ahmad Al-Sayed
Name:	Ahmad Al-Sayed
Title:	Authorized Signatory

ELLINGTON INVESTMENTS PTE. LTD.

By:	/s/ Ravi Lambah
Name:	Ravi Lambah
Title:	Authorized Signatory

CBC TMT III LIMITED

By:	/s/ Edward Tian
Name:	Edward Tian
Title:	Director

INNOVALUE CAPITAL LTD.

By:	/s/ Liu, Tzu-Lien
Name:	Liu, Tzu-Lien
Title:	Director

EDWARD TIAN

/s/ Edward Tian

PACIFICINFO LIMITED

By:	/s/ Edward Tian
Name:	Edward Tian
Title:	Director

JEAN QIN KONG

/s/ Jean Qin Kong

JIAN (JAMES) DING

/s/ Jian (James) Ding

NEW MEDIA CHINA INVESTMENT I, LTD.

By:	/s/ Jian (James) Ding
Name:	Jian (James) Ding
Title:	Director

STEVE ZHANG

/s/ Steve Zhang

JUN (MICHAEL) WU

/s/ Jun (Michael) Wu

YADONG JIN

/s/ Yadong Jin

GUOXIANG LIU

/s/ Guoxiang Liu

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement of AsiaInfo-Linkage, Inc., incorporated by reference to the Schedule 14A filed with the SEC on July 23, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to Annex K to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated May 13, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 13, 2013.

(a)(5) Current Report on Form 8-K filed by the Company to the SEC on May 21, 2013 (incorporated herein by reference).

(a)(6) Press Release dated May 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company to the SEC on May 24, 2013.

(b) Debt Commitment Letter by and among Merger Sub, Parent, Holdco, Power Joy (Cayman) Limited and, as mandated lead arrangers, Bank of Taiwan, Cathay United Bank, Co., LTD., ICBC International Capital Limited, Maybank Investment Bank Berhad and Nomura International (Hong Kong) Limited and, as lenders, Bank of Taiwan, New York Branch, Cathay United Bank, LTD. Los Angeles Agency, ICBC International Holdings Limited, Maybank International (L) Ltd. and Nomura Special Investments Singapore Pte. Ltd., dated May 7, 2013, incorporated by reference to Exhibit 99.3 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(c)(1) Opinion of Goldman Sachs (Asia) L.L.C., dated May 12, 2013, incorporated herein by reference to Annex H to the Proxy Statement.

(c)(2) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 21, 2012.

(c)(3) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated July 19, 2012.

(c)(4) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated November 14, 2012.

(c)(5) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. to the special committee of the board of directors of the Company, dated March 22, 2013.

(c)(6) Presentation Materials prepared by Goldman Sachs (Asia) L.L.C. for discussion with the special committee of the board of directors of the Company, dated May 12, 2013.

(d)(1) Agreement and Plan of Merger by and among the Company, Parent and Merger Sub, dated May 12, 2013, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee by Power Joy in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3) Limited Guarantee by CITIC Capital MB in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(4) Limited Guarantee by CPEChina in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex D to the Proxy Statement.

(d)(5) Limited Guarantee by CBC in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex E to the Proxy Statement.

(d)(6) Limited Guarantee by InnoValue in favor of the Company, dated May 12, 2013, incorporated herein by reference to Annex F to the Proxy Statement.

(d)(7) Payment Agreement by and among Ellington and the Company, dated May 12, 2013, incorporated herein by reference to Annex G to the Proxy Statement.

(d)(8) Equity Commitment Letter by Power Joy in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.4 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(9) Equity Commitment Letter by CITIC RMB in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.5 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(10) Equity Commitment Letter by CPEChina in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.6 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(11) Equity Commitment Letter by Al Gharrafa in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.7 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(12) Equity Commitment Letter by Ellington in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.8 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(13) Equity Commitment Letters by AlpInvest 2011 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.9 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(14) Equity Commitment Letters by AlpInvest 2012 I in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.10 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(15) Equity Commitment Letters by AlpInvest 2012 II in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.11 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(16) Equity Commitment Letter by CBC in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.12 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(17) Equity Commitment Letter by InnoValue in favor of Parent, dated May 12, 2013, incorporated by reference to Exhibit 99.13 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(18) Rollover Agreement by and among the rollover stockholders, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.14 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(19) Voting Agreement by and among the Founder Parties, Jian (James) Ding, New Media, Steve Zhang, Jun (Michael) Wu, Yadong Jin, Guoxiang Liu, Parent and Holdco, dated May 12, 2013, incorporated by reference to Exhibit 99.15 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(d)(20) Amendment Agreement by and among the parties to the Rollover Agreement and the Voting Agreement, dated June 17, 2013, incorporated by reference to Exhibit 99.23 to Amendment No. 1 to the Joint Filing Schedule 13D filed with the SEC on June 18, 2013.

(d)(21) Consortium Agreement by and among CCP Co-Investment Co, Holdco, Parent, Merger Sub, Power Joy, CITIC RMB, AlpInvest, CPEChina, Al Gharrafa, Ellington, CBC, InnoValue, CITIC Capital MB, the Founder and PacificInfo dated May 12, 2013, incorporated by reference to Exhibit 99.16 to the Joint Filing Schedule 13D filed with the SEC on May 14, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex I to the Proxy Statement.

(g) Not applicable.